UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                         CONCORDE CAREER COLLEGES, INC.
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                         (Title of Class of Securities)

                                   20651H 10 2
                                 (CUSIP Number)

                                    Copy to:

             Gregg Gimlin                       Paul P. Holewinski, Esq.
    Concorde Career Colleges, Inc.                   Bryan Cave LLP
     1100 Main Street, Suite 416              1200 Main Street, Suite 3500
     Kansas City, Missouri 64105              Kansas City, Missouri 64105

                  (Name, address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 25, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No. 20651H 10 2                                          Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENFICICATION NO. OF ABOVE PERSON

     Jack L. Brozman  SS#  ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

     United States of America

7.   SOLE VOTING POWER

     3,337,048

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     3,337,048

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,337,048

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.64%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 20651H 10 2                                          Page 3 of 4 Pages

     This Amendment No. 3 to Schedule 13D is being filed on behalf of Jack L. Brozman to reflect the purchase and sale of shares of common stock. Reference is made to the initial Statement on Schedule 13D originally filed on September 8, 1992 and subsequently amended by Amendments 1 and 2 of even date.


Item 1. Security and Issuer

     The class of equity securities to which this Schedule relates is the common stock, $0.10 par value per share (the "Common Stock") of Concorde Career Colleges, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1100 Main Street, Suite 416, Kansas City, Missouri 64105.


Item 2. Identity and Background

     (a) Jack L. Brozman

     (b) Suite 416, City Center Square, 1100 Main Street, Kansas City, Missouri 64105

     (c) An officer of Concorde Career Colleges, Inc.

     (d) Mr. Brozman has not been convicted in a criminal proceeding during the past five years.

     (e) Mr. Brozman has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where he would be subject to a judgment, decree or final order enjoining future violations of Federal or State securities laws during the past five years.

     (f) United States of America


Item 3. Source and Amount of Funds or Other Considerations

     Not Applicable


Item 4. Purpose of Transaction

     Jack L. Brozman continues to hold the Common Stock for investment purposes and has no present plans or intentions which relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

CUSIP No. 20651H 10 2                                          Page 4 of 4 Pages

Item 5. Interest in Securities of the Issuer

     Items 7, 8, 9, 10, 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to this Item 5.

     On February 3, 1994, Mr. Brozman was granted an option to purchase 750,000 shares of the Common Stock at an exercise price of $0.154 (15.4 cents). As of the date hereof, 600,000 of these option shares are vested and are currently exerciseable and 150,000 of these option shares have lapsed. On February 25, 1997, the Robert F. Brozman Trust (the "Trust"), for which Jack L. Brozman is trustee, sold 500,000 shares of the Common Stock to an outside investor. As a result, Jack L. Brozman is deemed to beneficially own 2,485,324 shares of the Common Stock by virtue of his position as trustee. Also on February 25, 1997, Jack L. Brozman was granted an option to purchase 400,000 shares of the Common Stock at an exercise price of $1.09, of which 80,000 shares are currently exercisable. After giving effect to the above transactions, Jack L. Brozman is deemed to currently beneficially owns 3,337,048 shares of Common Stock consisting of 171,000 shares held directly, 2,485,324 shares held as trustee of the Trust and 680,000 shares currently exerciseable pursuant to options.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not Applicable.


Item 7. Material to be Filed as Exhibits

     None


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated as of April 7, 1997.


                                        /s/ Jack L. Brozman
                                        ----------------------------------------
                                        Jack L. Brozman